November 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC 20549

Attention: Sonia Bednarowski

Re:	Invesco CurrencyShares® Australian Dollar Trust
Registration Statement on Form S-3
Filed November 13, 2020
File No. 333-250087

Dear Ms. Bednarowski:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Invesco Specialized Products, LLC, the sponsor of the Invesco CurrencyShares® Australian Dollar Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission on Tuesday, November 24, 2020 at 4:30 p.m. Eastern Time, or as soon as practicable thereafter.

Please contact counsel for the Trust, Patrick Daugherty at (312) 832-5178, should you have any questions or comments regarding this request.

INVESCO SPECIALIZED PRODUCTS, LLC

By:	/s/ Anna Paglia
Anna Paglia
Chief Executive Officer